COLUMBIA FUNDS SERIES TRUST II

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3265

February 26, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the “Trust”)
Columbia Retirement 2005 Portfolio
Columbia Retirement 2010 Portfolio
Columbia Retirement 2015 Portfolio
Columbia Retirement 2020 Portfolio
Columbia Retirement 2025 Portfolio
Columbia Retirement 2030 Portfolio
Columbia Retirement 2035 Portfolio
Columbia Retirement 2040 Portfolio
(the “Portfolios”)
Registration File Nos.: 333-132211; 811-21862

Dear Ladies and Gentlemen:

On behalf of the Trust and pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), we have enclosed for filing Post-Effective Amendment No. 7 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 9 to the Trust’s Registration Statement under the Investment Company Act of 1940, as amended on Form N-1A (the “Amendment”).

The Amendment serves to add to the Registration Statement the audited financial statements for the fiscal year ended October 31, 2009 and to effect other non-material changes to the Trust’s Registration Statement. In accordance with the provisions of Rule 485(b)(4), we are not aware of any disclosures that would render this Post-Effective Amendment ineligible to become effective on March 1, 2010 pursuant to Rule 485(b).

If you have any questions or comments, please contact the undersigned at 617-772-3265.

Very truly yours,

/s/ Peter T. Fariel

Peter T. Fariel

Assistant Secretary

Columbia Funds Series Trust II